                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   2      )*
                                          ---------

                                 ASTREX, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                           ASTREX, Inc. common stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  046357-20-8
           --------------------------------------------------------
                                 (CUSIP Number)

     William Costaras, 22674 Halburton Road, Beachwood, OH 44122, (216)
295-9451
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 January 7, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---


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CUSIP No. 046357-20-8                 13D                 Page  2  of  3  Pages
          -----------                                          ---    ---

     William Costaras
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
                               PF
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                               USA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            171,184
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            171,184
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                             171,184
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                             3.04%
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(14) Type of Reporting Person*
                              IN, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                 SCHEDULE 13D
CUSIP No. 046357-20-8                                      Page 3 of 3 Pages

There are no other changes to the Schedule 13D, Amendment No. 1, except as set forth in this 2nd Amendment.

     Item 2. Identity and Background
     (a)  William Costaras
     (b)  22674 Halburton Road, Beachwood, Ohio 44122-3971
     (c)  Present principal occupation- Financial Advisor
     (d)  First Union Securities-Securities Brokerage
          23811 Chagrin Blvd #200, Beachwood, Ohio 44122

     Item 4. Purpose of Transaction
     William Costaras sold shares for purposes of using proceeds for diversification of his investments.

     William Costaras might acquire additional shares or other securities of the issuer or dispose of some or all of his shares depending upon market conditions and his personal circumstances.

     Item 5. Interest in Securities of the Issuer
     (a)/(b) The aggregate amount owned by William Costaras in his 100% owned corporation and in his Individual Retirement Account, beneficially owned is 171,184 shares or approximately 3.04% of the outstanding shares of Astrex, Inc.

     (c) Description of transaction reported:
         William Costaras sold 30,000 shares at an average price of .5026 per share on 9/10/99 with EVEREN Securities Inc. (now First Union Securities) as a Bulletin Board/NASDAQ open market transaction.

         William Costaras sold 135,000 shares at an average price of .5743 per share on 1/7/00 with First Union Securities as a Bulletin Board NASDAQ open market transaction.

     (e) William Costaras ceased to be a beneficial owner of more than 5% of Astrex, Inc. common stock on 1/7/00.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in items 2,4,5 above.

     SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.


     Date 1/10/00                     /s/
                                WILLIAM COSTARAS